Filed by Sysco Corporation

Commission File No. 001-06544

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: USF Holding Corp.

EXPLANATORY NOTE:

This Form 425 is being filed to provide the information stated below, which was inadvertently omitted from certain previous filings of the registrant which were filed with the SEC on Form 425 on February 3, 2014:

Additional Information for US Foods Stockholders

This communication is part of Sysco’s regularly released quarterly earnings information, which Sysco has historically provided for its investors. As such, it includes references to the currently proposed merger between Sysco and US Foods. This communication was not intended to constitute an offer to US Foods stockholders, or form any part of the offering materials in connection with the proposed transaction. Sysco currently intends to file a Registration Statement on Form S-4 with respect to such transaction, which will include a consent solicitation statement of US Foods. Sysco also plans to file other relevant materials with the SEC. Stockholders of US Foods are urged to read the consent solicitation statement/prospectus contained in the Registration Statement and other relevant materials when they become available because these materials will contain important information about the proposed transaction. These materials will be made available to the stockholders of US Foods at no expense to them. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from Sysco at www.sysco.com/investors or by emailing investor_relations@corp.sysco.com, as and when they become available. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Sysco with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.